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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Pro...

FEB 22 2022

Washington, DC

SEC FILE NUMBER

8-68495

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 1851 Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One American Row

(No. and Street)

Hartford	Connecticut	06102-5056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter W. Hosner, Jr.	518-479-8268	phosner@nfg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP

(Name – if individual, state last, first, and middle name)

350 Church Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter W. Hosner, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 1851 Securities, Inc. _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICIA M GALLUCCI
Notary Public - State of New York
NO. 01GA6204618
Qualified in Saratoga County
My Commission Expires 4/20-25

Signature: _____

Title:
Principal Financial Officer

Patricia M Gallucci
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
of 1851 Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 1851 Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which 1851 Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) 1851 Securities, Inc. stated that 1851 Securities, Inc. met the identified exemption provisions throughout the most recent year without exception. 1851 Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1851 Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 16, 2022

1



P.O. Box 22012
Albany, NY 12201-2012

www.nsre.com

NASSAU

1851 Securities, Inc.
Exemption Report for the Period January 1, 2021 through December 31, 2021

1851 Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

1851 Securities, Inc.

I, Peter W. Hosner, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Peter W. Hosner, Jr.

Title: <u>Principal Financial Officer</u>

February 16, 2022

1851 Securities, Inc.

(a wholly-owned subsidiary of NSRE BD Holdco, LLC)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2021

1851 Securities, Inc.
<u>**Table of Contents**</u>



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
of 1851 Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1851 Securities, Inc., as of December 31, 2021, and the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of 1851 Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to 1851 Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of 1851 Securities, Inc.'s financial statements. The supplemental information is the responsibility of 1851 Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as 1851 Securities, Inc.'s auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 16, 2022

1851 Securities, Inc.
Statement of Financial Condition as of December 31, 2021

Assets:

Cash	$ 1,526,212
12b-1 fees receivable from affiliate	726,838
Commission allowance receivable from affiliate	28,062
Prepaid regulatory expenses	24,280
Total assets	**$ 2,305,392**

Liabilities:

Commission payable to third parties	$ 14,147
Payable to affiliate	764,734
Total liabilities	**778,881**

Stockholder's Equity:

Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	10,011,607
Accumulated deficit	(8,485,097)
Total stockholder's equity	**1,526,511**
Total liabilities and stockholder's equity	**$ 2,305,392**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
<u>**Statement of Operations for the Year Ended December 31, 2021**</u>

Revenues:	
12b-1 fees	$ 3,001,199
Commission allowance	5,894,099
Interest income	2,187
Total revenues	**8,897,485**
Expenses:	
12b-1 expense	3,001,199
Commission expense	5,894,099
Salary and other compensation	139,164
Regulatory fees	73,302
Reimbursement of expenses from related party	(208,649)
Total expenses	**8,899,115**
Loss before income taxes	**(1,630)**
Income tax expense	9
Net loss	**$ (1,639)**

The accompanying notes are an integral part of these financial statements.

4

1851 Securities, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2021

Common Stock:

Balance, beginning of year	$ 1
Common shares issued	—
Balance, end of year	$ 1

Additional Paid-in Capital:

Balance, beginning of year	$ 10,011,607
Capital contribution received from parent	—
Balance, end of year	$ 10,011,607

Accumulated Deficit:

Balance, beginning of year	$ (8,483,458)
Net loss	(1,639)
Balance, end of year	$ (8,485,097)

Total Stockholder's Equity:

Balance, beginning of year	$ 1,528,150
Net loss	(1,639)
Balance, end of year	$ 1,526,511

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Cash Flows for the Year Ended December 31, 2021

Cash Flows from Operating Activities:

Net loss	$ (1,639)

Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:

Increase in 12b-1 fees receivable from affiliate	(738)
Decrease in commission allowance receivable from affiliate	24,459
Increase in prepaid regulatory expenses	(4,386)
Decrease in commission payable to third parties	(24,459)
Increase in payable to affiliate	4,497
Cash used in operating activities	(2,266)
Net decrease in cash	(2,266)
Cash, beginning of year	1,528,478
Cash, end of year	$ 1,526,212

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

1851 Securities, Inc. ("1851" or the "Company") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly-owned subsidiary of NSRE BD Holdco, LLC ("BD Holdco") whose ultimate parent is Nassau Insurance Group Holdings, L. P. ("Nassau"). Founded in April 2015, Nassau is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain.

1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: Nassau Life Insurance Company of New York ("NNY"), formerly Phoenix Life Insurance Company, PHL Variable Insurance Company ("PHL") and Nassau Life and Annuity Company ("NLA"), formerly Phoenix Life and Annuity Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Recent Accounting Standards

Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes

In December 2019, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2019-12, which aims to simplify accounting for income taxes by eliminating certain exceptions to general principles and clarifying and amending existing guidance. One change specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis).

The AICPA Stockbrokerage and Investment Banking Expert Panel (the "Panel") has expressed the view that if a broker-dealer adopts the guidance with respect to allocation of tax expense to a legal entity, such change would not have an impact on periodic computations of Net Capital if a liability has not been recorded in separately issued financial statements or quarterly FOCUS report. The Panel also indicated that amounts to be withdrawn from the broker-dealer for tax payments to be made by the parent or ultimate taxpayer, six months subsequent to the date of the FOCUS Report, should be included in the FOCUS Report schedule – "Ownership Equity and Subordinated Liabilities maturing or proposed to the withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital". The Securities and Exchange Commission has stated that they do not object to these views.

For public business entities, this guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For non-public business entities, this guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company adopted this guidance in 2021 and it did not have a material impact on the Company's financial statements and related disclosures.

Financial Instruments (Topic 326), Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current economic conditions, and reasonable and supportable forecasts. Previously, GAAP required an "incurred loss" methodology that delayed recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings as of the beginning of the period of adoption. The ASU was effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods. The Company adopted this guidance in 2020. The guidance did not have a material impact on the Company's financial statements and related disclosures in 2021.

Cash and Cash Equivalents

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2021.

Income Taxes

The Company was included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by The Nassau Companies of New York ("NCNY") through September 30, 2018. On October 1, 2018, PM Holdings Inc. ("PM Holdings") sold 100% of the stock of the Company to BD Holdco, a disregarded entity for U.S. federal income tax purposes that is wholly-owned by Nassau Reinsurance, LLC ("NSRE LLC"). As such, the Company will no longer be included in the NCNY consolidated federal income tax return and files a consolidated federal income tax return with NSRE LLC. The Company did not recognize any gain or loss for tax purposes associated with the transaction.

The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company filed on a stand-alone basis. Settlement of the income tax expense or benefit for tax periods prior to September 30, 2018 is governed by the tax sharing agreement between the Company, NCNY and other affiliates. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

The Company's federal and state income tax returns prior to fiscal year 2017 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives compensation from affiliates for commission expenses incurred by 1851. Commission allowances are recognized at the same time the expense is incurred on the books of 1851.

1851 provides distribution services and 1851's obligation is to stand ready to provide the same distribution services daily. The nature of 1851's obligation does not change from day to day, even though the underlying activities could vary from day to day. 1851 promises to provide a series of distinct (i.e., daily) stand-ready distribution services that are accounted for as a single performance obligation on a daily basis as the services are performed. 12b-1 fees receivable from affiliate were $726,100 and commission allowance receivable from affiliates were $52,521 as of January 1, 2021.

Concentration of Business and Credit Risk

At December 31, 2021, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2021, the Company has uninsured cash in the amount of $1,276,212.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Furthermore, the Company has not experienced any loses in such accounts and believes it is not exposed to any significant risk related to cash. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Transactions with Affiliates

1851 has an expense agreement dated August 15, 2010, as amended, as of January 1, 2012, June 1, 2014, June 1, 2015 and June 1, 2016 with an affiliate, PHL. On June 1, 2017, the agreement was amended with an affiliate, The Phoenix Companies, Inc. On October 13, 2018, the agreement was amended with an affiliate, NCNY. On July 1, 2020, the agreement with NCNY was again amended. Under the terms of the expense agreement, the affiliates agreed to pay all operating expenses on the Company's behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e. income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $208,649 in operating expenses for the year ended December 31, 2021, which was offset by paid expenses by affiliates of $208,649.

Per the June 1, 2017 expense agreement, as amended, as of October 13, 2018, and again as of July 1, 2020, 1851 shall also pay an administrative expense to NCNY an amount equal to the revenues of 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse the affiliate for the difference. 1851 incurred administrative expense of $3,001,199 in 12b-1 fees and $5,894,099 in commission expense to related third parties during the year ended December 31, 2021.

1851 performs underwriting services for NNY, PHL and NLA, all wholly-owned subsidiaries of Nassau Re. Commission income earned from these affiliates during the year ended December 31, 2021 was $5,894,099 and 12b-1 income earned was $3,001,199.

The Company has no employees.

3. Regulatory Matters

Net Capital Requirement

1851 is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the Company is subject to the SEC Uniform Net Capital Rule, which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's Net Capital exceeded this minimum throughout 2021.

At December 31, 2021, 1851 had Net Capital of $747,331 and a Net Capital requirement of $51,925 as defined by Rule 15c3-1. Rule 15c3-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. At December 31, 2021, 1851 had an aggregate indebtedness to Net Capital ratio of 1.04 to 1.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Security Investors Protection Corporation under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970. As of December 31, 2021, 1851 was in compliance with the conditions of this exemption.

4. Commitments and Contingencies

1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

1851 Securities, Inc.
Notes to Financial Statements

5. **Income Taxes**

The components of income tax expense for the year ended December 31 were as follows:

	2021
Current	$ 9
Deferred	—
Total income tax expense	**$ 9**

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2021
Statutory rate	21.0 %
Valuation allowance	(21.0)%
Other	(0.5)%
Effective income tax rate	**-0.5 %**

The following summarizes deferred income taxes for the year ended December 31:

	2021
Deferred Tax Assets	
Federal net operating loss carryforward	$ 1,783,515
State net operating loss carryforward	636,969
Gross deferred tax assets	2,420,484
Less valuation allowance	(2,420,484)
Net deferred tax assets	**$ —**

At December 31, 2021, 1851 has federal net operating loss carryforwards of $8,182,791 that are scheduled to expire between 2030 and 2037 and state net operating loss carryforwards of $8,492,927 that are scheduled to expire between 2030 and 2037. The federal net operating losses generated after tax year 2017 will be carried forward indefinitely as a result of Tax Reform.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

1851 Securities, Inc.
Notes to Financial Statements

Based on this assessment, the Company has determined that it is not likely that the Company will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $2,420,484 of gross deferred tax assets at December 31, 2021. This is a decrease of $2,781 from the year ended December 31, 2020.

As of December 31, 2021, 1851 does not have a liability for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the year ended December 31, 2021.

6. COVID-19

The worldwide outbreak of a novel strain of coronavirus (SAS-Cov-2) causing the disease COVID-19 that began in early 2020 has resulted in the declaration of a global pandemic and adversely affected economies, markets and companies throughout the world. Mandates from federal, state and local authorities to control the spread of the disease resulted in an overall decline in economic activity. While the disruption is expected to be temporary, there is uncertainty around the duration of the disruption. The ultimate impact of COVID-19 on the financial performance of the Company is not reasonably estimable at this time.

7. Subsequent Events

The Company evaluated events subsequent to December 31, 2021 and through February 16, 2022, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

1851 Securities, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2021

Net capital

Total stockholder's equity	$ 1,526,511
Deduct assets not allowable for net capital	
12b-1 fees receivable from affiliate	726,838
Commission allowance receivable from affiliate	28,062
Prepaid regulatory expenses	24,280
Total deductions from net capital	779,180
Net capital before specific reduction in the market value of securities	747,331
Less securities haircuts pursuant to Rule 15c3-1	—
Net capital	$ 747,331

Aggregate indebtedness

Items included in statement of financial condition	
Commission payable to third parties	$ 14,147
Payable to affiliate	764,734
Total aggregate indebtedness	$ 778,881

Computation of basic net capital requirement

Minimum net capital required (based upon aggregate indebtedness)	$ 51,925
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 51,925
Excess in net capital	$ 695,406
Excess in net capital at 1,000%	$ 669,443
Ratio: aggregate indebtedness to net capital	1.04 to 1

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2021)

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 13, 2022.

See Report of Independent Registered Public Accounting Firm.

1851 Securities, Inc.
<u>Schedule II</u>


Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2021


The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2021 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).


See Report of Independent Registered Public Accounting Firm.


1851 Securities, Inc.

<u>Schedule III</u>

**Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

As of December 31, 2021

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2021 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.